Exhibit 21.1

Wholly-owned Subsidiaries of Pacific WebWorks, Inc.

IntelliPay, Inc.

Delaware corporation

TradeWorks Marketing, Inc.

Delaware corporation

FundWorks, Inc.

Delaware corporation

World Commerce Network, L.L.C.

Nevada limited liability company

Pacific WebWorks International LTD

Private limited company for England and Wales

Majority-owned Subsidiary of Pacific WebWorks, Inc.

PWI, LLC

Utah limited liability company